

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Mr. Donald Willoughby
Chief Financial Officer
Getty Copper Inc.
1000 Austin Avenue
Coquitlam, British Columbia V3K 3P1 Canada

      Re: Getty Copper Inc.
             Form 20-F for the Fiscal Year Ended December 31, 2009
             Filed June 24, 2010
             File No. 000-29578

Dear Mr. Willoughby:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                   Sincerely,

                   Karl Hiller
                   Branch Chief